IZ DOCUMENTARY

Finishing funds for IZ, the story of the Hawaiian voice of "Somewhere Over the Rainbow"



IZ
FEATURE DOCUMENTARY
in final post production

izdocumentary.com Los Angeles, CA

Travel & Tourism | Entertainment | Film | Media | Music

Highlights



1. Executive Producer: Jason Momoa
2. Story of IZ, voice behind “Somewhere Over the Rainbow” (1.5B+ streams)
3. 60+ hours filmed / 55 interviews completed
4. Film already in final post-production
5. The untold story behind one of the most-heard recordings in history









Team

Jennifer Akana Sturla Producer/Director

Native Hawaiian filmmaker, Sundance Institute Native and Indigenous Producing Fellow, directing the feature documentary IZ about the global voice of Israel Kamakawiwoʻole. (longer bio below)

Jason Momoa Executive Producer

Actor, producer, and global star of Aquaman, Game of Thrones, and Dune, supporting the film as Executive Producer. (longer bio below)

Anne Russell Executive Producer

Executive Producer Veteran television producer and MFA Program Director at Full Sail University who helped create the school's $3M virtual production stage and brings high-level production leadership to the film. (longer bio below)

Amy Taylor Executive Producer

Producer and media entrepreneur, partner at StoryWarrior Media Capital and Second Chance Productions, and producer of the animated feature Pedro and Gracie starring Alicia Silverstone and Danny Trejo. (longer bio below)

imdb.com

Andrea von Foerster Music Supervisor

Renowned music supervisor whose credits include 500 Days of Summer, Yellowjackets, and Palm Springs. (longer bio below)

imdb.com

Joe Dzuban Re-recording Mixer

Award-winning re-recording mixer known for acclaimed documentary and feature film sound work. (longer bio below)

imdb.com

Memo

The Next Milestone: $180,000

The film is already deep into post-production, with more than 60 hours filmed and 55 interviews completed.

Raising $180,000 will allow us to complete a festival cut and continue building

Raising $180,000 will allow us to complete a festival cut and continue building momentum toward release.

Our ultimate goal is $550,000, much of which is dedicated to securing the music that made Israel Kamakawiwoʻole a global icon. Bringing his story to the screen means bringing his music with it.

Logline

The unknown story behind the Native Hawaiian singer whose medley “Somewhere Over the Rainbow / What a Wonderful World” became a global phenomenon, **IZ** traces the remarkable life of Israel Kamakawiwoʻole — often called the Hawaiian Bob Marley — a gentle giant whose voice traveled around the world. Emerging from a Hawaiʻi shaped by the lasting impacts of American annexation and cultural displacement, IZ rose from the margins of island life to create music that carried the hopes of his people. Yet he died at just 38 years old, weighing over 700 pounds, before his signature recording became one of the most beloved songs of all time. Today, his music and message resonate more powerfully than ever, and he remains even more beloved in death than he was in life.

About the Film

The **IZ Documentary** is a feature-length film about Israel Kamakawiwoʻole — the Native Hawaiian artist whose unmistakable voice helped carry Hawaiian music and identity to a global audience.

But this is not just a music story.

It is the story of a Native Hawaiian man whose life and voice helped illuminate the modern experience of his people… and whose influence continues to resonate across generations and cultures worldwide.

Millions know the voice, but far fewer know the man — just as Hawaiʻi is often seen but seldom truly understood as the home of a vibrant Indigenous people whose story is still unfolding.

For the first time, the full story behind the voice is within reach of completion.

Watch the Official Film Trailer:



IZ Documentary Trailer
Jennifer Akana Sturla
02:25
vimeo

The Song the World Already Loves:

A Quadruple-Platinum Recording with 1.5+ Billion Views



OFFICIAL Somewhere over the Rainbow - Israel "IZ" Kamakawiwoʻol
Mountain Apple Company Inc
Watch on YouTube

Project Status

This independent feature documentary is now entering its final post-production phase. Following an extended period of production and access-building, the film is now entering final post production.

Key progress to date includes:

- A complete feature-length cut
- Extensive in-kind production support secured
- Jason Momoa attached as Executive Producer

The story is built. The film is real. The finish line is in sight.

Overview

The IZ Documentary will be produced through IZ Flick LLC (or a successor single-purpose entity to be finalized prior to closing), a film production company created to complete and distribute a feature documentary about Israel Kamakawiwoʻole (“IZ”), the Native Hawaiian singer-songwriter behind the global hit “Somewhere Over the Rainbow/What a Wonderful World.”

The film has been in active development and production and is now entering its final post-production phase.





Milestones

Since inception, the production has achieved significant creative and logistical benchmarks, including:

- More than 50 principal interviews filmed
- Multi-location production across Hawai‘i, California, Florida, and Tahiti
- Strong early investor and industry support
- Final finishing team now being assembled

The film is positioned to move decisively through final post-production.







PROD IZ DOCUMENTARY
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FULL SAIL UNIVERSITY

Production Support: Full Sail University

The IZ documentary has received ongoing production support from **Full Sail University**, where select shoots have been produced using the university's professional sound stages, virtual production stage (photo above), and industry-grade camera, lighting, and post-production facilities. Faculty and student crews have participated in production, reflecting Full Sail's commitment to hands-on filmmaking education and advanced production technologies. The collaboration highlights how emerging filmmakers and world-class facilities can help bring important cultural stories like IZ's to global audiences.

Interviewees

To date, the production has filmed more than 55 interviews with artists, cultural voices, family members, and key figures connected to IZ's life and legacy. These conversations form a strong editorial foundation for the film and ensure the story is deeply sourced and authentically told. With principal interviews now largely complete, the next phase of work focuses on expanding and elevating the film's visual storytelling to match the depth of the material already captured.

storytelling to match the depth of the material already captured.


WHO'S IN IT?
Hawai'i Celebrities
Jason Momoa
Nicole Scherzinger
Jake Shimabukuro
invited
invited
Jason Scott Lee
Eddie Vedder
Bruno Mars
IZ


WHO'S IN IT?
IZ's People
Brian Keaulana
Nainoa Thompson
Jonathan Osorio
Marlene Kamakawiwo'ole
Keepers of the culture, childhood friends of IZ, Native Hawaiian activists, Hawaiian music experts, those who bear witness to his life and journey and the times in which he lived, voices to speak on his behalf
Jamaica Osorio
Del Beazley
Keone Nunes
Jon de Mello
IZ

IZ Documentary Team



Jennifer Akana Sturla — Director/Producer

Jennifer Akana Sturla is a Native Hawaiian filmmaker whose work centers Indigenous voices within contemporary cinema. A **Sundance** Institute Native and Indigenous Producing Fellow and Hawai'i International Film Festival award winner, her career spans documentary, narrative, and television production across the Hollywood industry.

She is currently directing the feature documentary **IZ**, exploring the untold story behind the global voice of Israel Kamakawiwo'ole. Jennifer is also producing **The First and Last** for Meráki, a live-action musical feature about the 1893 overthrow of Queen Lili'uokalani and the Kingdom of Hawai'i, recently featured in Deadline. In parallel, she is developing projects at the intersection of Indigenous storytelling and emerging AI-hybrid filmmaking.



Jason Momoa — Executive Producer

International film star and cultural advocate whose **global platform** significantly amplifies the film's visibility and audience reach. Deeply committed to elevating Native Hawaiian stories, Momoa was shaped early by **IZ's music** while spending summers in **Wai'anae** on O'ahu's west side, where IZ rose to prominence with the Mākaha Sons of Ni'ihau (a band IZ and his brother Skippy helped form in the late seventies). Momoa's recent Hawaiian historical series *Chief of War* (Apple TV+) further underscores his dedication to bringing **Native Hawaiian and other Polynesian** stories to worldwide audiences.



Director Jennifer Akana Sturla with Brian Keaulana (R) and Mel Puu (L), 2003

Brian Keaulana — Cultural Advisor

Brian Keaulana is a producer and master stunt coordinator, as well as a world-renowned Native Hawaiian waterman and actor. The son of legendary surfer Buffalo Keaulana, Brian was raised on O'ahu's Wai'anae Coast, where he grew up alongside Israel Kamakawiwo'ole. His family has remained close with IZ's family, including Marlene Kamakawiwo'ole, IZ's wife. Brian has advised this film from its earliest stages and personally recommended director Jennifer Akana Sturla to Marlene when Jennifer first sought permission to tell IZ's story, emphasizing the importance of a Native Hawaiian filmmaker's perspective. Brian first collaborated with Jennifer more than two decades ago on her USC thesis film and has remained a trusted mentor and supporter throughout her career.



Anne Russell — Executive Producer

Seasoned producer and MFA Program Director at Full Sail University who co-led the creation of a $3M virtual production stage. With leadership credits on major television franchises including *Dancing with the Stars* and *The Bachelor*, she brings high-level production oversight, emerging technology expertise, and strategic innovation to the film.



Amy Taylor — Executive Producer

Screenwriter, producer, and media entrepreneur whose work spans film, television, animation, games, and digital media. A partner at StoryWarrior Media Capital, she focuses on innovative financing strategies that help independent films access studio-level greenlight pathways. Amy is also a founding partner of Second Chance Productions and produced the animated feature *Pedro and Gracie*, starring Alicia Silverstone and Danny Trejo, bringing cross-platform storytelling and financing expertise to the project.





Andrea von Foerster — Music Supervisor

Award-winning music supervisor whose **extensive credits** include *The Wrecking Crew*, *Yellowstone*, *Landman*, and *Air*. Known for shaping emotionally powerful, culturally resonant soundtracks, she brings **top-tier music strategy** and industry relationships to ensure IZ's music is honored and seamlessly integrated for maximum impact.



Joe Dzuban — Supervising Sound Editor / Re-Recording Mixer

Veteran sound designer and re-recording mixer with major studio credits including *Aquaman*, *Aquaman and the Lost Kingdom*, *The Conjuring*, and *Furious 7*. His work spans blockbuster features and acclaimed documentaries, bringing **cinematic polish** and broadcast-ready sound quality to the final mix of IZ.





Financial Condition

The Company is a single-project film entity and does not currently generate revenue, as the Picture has not yet been released.

To date, the film has been financed through:

- Early private investment

- Additional smaller cash contributions

- Significant in-kind support from industry professionals, facilities, and crew

- Substantial director equity and deferred compensation

The company's primary asset is the nearly completed feature documentary.

Use of Funds



Use of Funds

- Contingency 11.1%
- Legal, Platform Fees & Accounting 11.1%
- Post Production 36.1%
- Director/Producer 6.7%
- Archival & Music Licensing Prep 35%

Lean, finish-focused budget designed to deliver the completed film.
Detailed line-item budget available to qualified investors upon request.

How Additional Funding Strengthens the Film

At $180K — Minimum Viable Finish

The film enters final post-production with a professional finishing editor, essential archival clearances, sound post-production, and core music supervision in place. This level allows the documentary to be fully completed and delivery-ready while maintaining disciplined, efficient spending.

At $230K — Quality Upgrade

Assistant editor support accelerates the finishing workflow. Expanded graphics and motion polish enhance visual quality. Festival deliverables and mastering prepare the film for top-tier submissions. Additional archival and pickup filming deepen the story, and expanded music supervision support advances licensing readiness.

At $450K — Premium Finish & Launch

Advance music licensing for priority IZ and key tracks significantly strengthens buyer appeal and marketability. Expanded outreach and audience impact campaign builds early visibility. Director deferred fee completion finalizes core production costs. The film is positioned as a fully cleared, market-ready documentary for major streaming platforms.

Use of Funds

Funds raised through this offering will be used to complete the film and prepare it for distribution.

Primary uses include:

- Finishing editor
- Assistant editor support
- Archival research and clearance
- Music supervision
- Sound post-production
- Visual effects and AI-assisted visuals
- Legal and delivery expenses
- Festival submissions and publicity

All funds above the minimum will be applied directly to higher-tier finishing, music licensing, and market readiness.



Investor Return Structure

Investors in this offering participate in a revenue share tied directly to the film's performance.

50% of Net Revenues generated by the film (from distribution, streaming licensing, television sales, and other exploitation) will be allocated to the investor pool and distributed pro rata based on each investor's contribution.

Returns flow in two phases:

1. Capital Recoupment

Investors first receive 100% recoupment of their original investment from the investor pool.

2. Profit Participation

After recoupment, investors continue to receive their share of the investor pool until reaching their capped return.

Return caps are structured as follows:

• Standard Tier (investments above $180K): up to 135% total return

Once an investor reaches their return cap, their participation concludes and the remaining revenues continue to flow to the film's creators and partners.

This structure allows investors to participate directly in the film's success while

This structure allows investors to participate directly in the film's success while keeping the financing model streamlined and transparent.



Investor Revenue Waterfall
How investor returns are calculated
Gross Receipts
(All income from distribution and licensing)
Distributor & Sales Agent Fees
(Standard third-party distribution expenses)
Net Revenues
(Producer Net Receipts)
Investor Principal Recoupedment (100%)
Return of Original Investment
50% of Net Revenues Allocated to Investor Pool
(Pro rata among all investors)
Investor Returns Paid
(Capped at 145% Early Tier / 135% Standard)
Investor payments begin once Net Revenues are received and applied according to the recoupment structure above.

How Returns Flow

Investor participation begins once the film generates Net Revenues through distribution and licensing. Because IZ already has significant production completed and a globally recognized music footprint, the project is positioned to move efficiently from final post-production into the marketplace. The team's focus now is on finishing the film at the highest level and securing the strongest possible distribution outcome.





Path to Completion

With minimum funding in place, the film is expected to complete final post-production within approximately 4–6 months, including picture lock, sound mix, archival clearance, and delivery materials.

If higher funding tiers are achieved, additional time (approximately 4–8 weeks) will be allocated for expanded music licensing, enhanced finishing, and festival launch preparation.

The production team and finishing vendors are already identified, allowing work to proceed immediately upon funding.

The goal is to position the film for major festival premieres in 2027, where the project will be actively taken to market with distributors and streaming platforms. While the production is structured to pursue advance music licensing when possible, it is also standard industry practice for certain music costs to be finalized in connection with a distribution or acquisition agreement. This flexible strategy allows the film to move efficiently toward premiere while preserving the opportunity to fully clear music in advance if funding levels permit.

The film is well-positioned to reach the marketplace on a competitive timeline.





Business Model

Prestige music documentaries have demonstrated strong performance on major streaming platforms, supporting long-tail audience demand.

Revenue is expected to come from:

- Streaming platform licensing
- Television sales
- International distribution
- Educational and cultural screenings
- Ancillary and long-tail digital revenue opportunities

As a music-driven documentary about a globally recognized artist, the film has strong potential for streaming acquisition, international appeal, and long-tail revenue over time.


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RBG
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"Irresistible."
20 FEET FROM STARDOM
20 Feet From Stardom (2013)
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"The Film of the Year"
SEARCHING FOR SUGAR MAN
Searching for Sugar Man (2012)
Academy Award Winner
IZ

Comparable Films & Market Potential

Prestige music and cultural documentaries have demonstrated strong performance at major festivals and on global streaming platforms. Films such as *Summer of Soul*, *Searching for Sugar Man*, *20 Feet from Stardom*, and *RBG* show how powerful true stories rooted in music, culture, and history can capture wide audiences and achieve critical acclaim. With its global musical footprint and deeply human story, IZ is positioned within this same lane — a festival-driven documentary with strong potential for streaming acquisition and long-tail audience engagement worldwide.





The finish line is now clearly in sight.

If IZ's voice has ever brought you comfort, peace, or a sense of connection, we invite you to help us finish and share the full story behind the music.